[LETTERHEAD OF KILPATRICK STOCKTON LLP]
Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickStockton.com

August 5, 2010	direct dial 202 508 5820 direct fax 202 204 5620 jrappoport@kilpatrickstockton.com
Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Madison Bancorp, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 23, 2010 File No. 333-167455
Dear Mr. Seaman:
     On behalf of Madison Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on July 23, 2010.
     The Amended Registration Statement is filed in response to the staff’s comment letter issued on August 3, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Prospectus has been revised in response to such comments.
Our Business
Lending Activities, page 40
Comment No. 1: We note the revisions made to this section in response to comment 12 in our letter dated July 8, 2010 but continue to think your disclosure is generic. Please revise

Michael Seaman, Esq.
August 5, 2010

this section to explain in detail the deviations to your lending practices. At a minimum, with respect to each type of exception to your lending practices, address the following:
•	Explain what you mean by “exceptional income or credit characteristics” and similar phrases.

•	Disclose how often you make the exception.

•	Disclose the manner in which and how far you deviate from your policies.

•	Describe what types of approvals are necessary.
Response to Comment No. 1:
     Disclosure has been provided on page 40 of the Prospectus in response to this comment.
Our Management
Director Emeritus and Advisory Directors, page 75
Comment No. 2: We note your disclosure that the bylaws allow the Board to appoint advisory directors who may also serve as directors emeriti. Please confirm that no advisory directors or directors emeriti have been appointed at this time. Also, disclose your expectations with respect to appoint advisory directors and directors emeriti, including more detail regarding their compensation.
Response to Comment No. 2:
     The requested disclosure has been provided on page 75 of the Prospectus.
Exhibit 1.2
Comment No. 3: Please tell us your plans with respect to filing the final Agency Agreement, including the schedules and appendices thereto.
Response to Comment No. 3:
     We plan to file the final Agency Agreement in accordance with the requirements of Form 8-K, within four business days following its execution, which execution is expected to occur on the date the registration statement is declared effective.
Exhibits 5.0, 8.1 and 8.2
Comment No. 4: Please file final opinions with your next amendment.

Michael Seaman, Esq.
August 5, 2010

Response to Comment No. 4:
     The requested final opinions have been filed as exhibits 5.0, 8.1 and 8.2 to the Amended Registration Statement.
*                    *                    *
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or further comments, please contact the undersigned at (202) 508 - 5820 or Gary R. Bronstein at (202) 508 — 5893.
Very truly yours,
/s/ Joel E. Rappoport
Enclosures

cc:	Mr. John Spitz
Mr. John Nolan
Erin Magnor, Esq.
  Securities and Exchange Commission
Michael J. Gavin, President and Chief Executive Officer
  Madison Bancorp, Inc.
Gary R. Bronstein, Esq.
Kilpatrick Stockton LLP